UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                HEICO Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    422806109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages


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                                                              Page 2 of 5 pages

                                  SCHEDULE 13G

CUSIP No. 422806109

 1.      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  HEICO Savings and Investment Plan and Trust

 2.      Check the Appropriate Box if a Member of a Group
                  (a)  [ ]
                  (b)  [ ]

 3.

 4.      Citizenship or Place of Organization
                  Florida

Number of Shares Beneficially Owned by Each Reporting Person with:

         5.       Sole Voting Power
                           585,772

         6.       Shared Voting Power
                           None

         7.       Sole Dispositive Power
                           585,772

         8.       Shared Dispositive Power
                           None

 9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  585,772

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                  The HEICO Savings and Investment Plan and Trust is the record owner of 802,434 shares. The HEICO Savings and Investment Plan and Trust disclaims beneficial ownership of 216,662 allocated shares as of September 30, 1996 pursuant to Rule 13d-4 and claims beneficial ownership of the remaining 585,772 shares.

11.      Percent of Class Represented by Amount in Row 9
                  12.14%

12.      Type of Reporting Person
                  EP


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                                                              Page 3 of 5 pages

ITEM 1(A)                  Name of Issuer:
                                    HEICO Corporation

ITEM 1(B)                  Address of Issuer's Principal Executive Offices:
                                    3000 Taft Street
                                    Hollywood, Florida 33021

ITEM 2(A)                  Name of Person Filing:
                                    The HEICO Savings and Investment Plan
                                    and Trust

ITEM 2(B)                  Address of Principal Business Office:
                                    3000 Taft Street
                                    Hollywood, Florida 33021

ITEM 2(C)                  Citizenship:
                                    Florida

ITEM 2(D)                  Title of Class of Securities:
                                    Common Stock, par value $.01 per share

ITEM 2(E)                  CUSIP Number:
                                    422806109

ITEM 3 If this statement is filed pursuant to Rules 13(d)-1(b), check whether person is filing as a:

                           (a) [ ] Broker or Dealer registered under Section 15
                                   of the Act

                           (b) [ ] Bank as defined in Section 3(a)(6) of the Act

                           (c) [ ] Insurance Company as defined in Section
                                   3(a)(19) of the Act

                           (d) [ ] Investment Company registered under Section 8
                                   of the Investment Company Act

                           (e) [ ] Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940

                           (f) [x] Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see 240.13d-1(b)(1)(ii)(F).


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                                                              Page 4 of 5 pages

                           (g) [ ] Parent Holding Company in accordance with
                                   240.13d-1(b)(ii)(G)(Note:  see Item 7)

                           (h) [ ] Group, in accordance with 240.13d-
                                   1(b)(1)(ii)(H)

ITEM 4                     Ownership:

                           (a) Amount Beneficially Owned:
                                    585,772

                           (b) Percent of Class:
                                    12.14%

                           (c) Number of shares as to which such person has
                               (i)   sole power to vote or to direct the vote:
                                     585,772
                               (ii)  shared power to vote or to direct the
                                     vote:  None
                               (iii) sole power to dispose or to direct the
                                     disposition of:  585,772
                               (iv) shared power to dispose or to direct the disposition of: None

ITEM 5                     Ownership of Five Percent or Less of a Class:
                                    Not applicable

ITEM 6                     Ownership of More than Five Percent on Behalf of
                           Another Person:
                                    None

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable

ITEM 8                     Identification and Classification of Members of the
                           Group:
                                    Not Applicable

ITEM 9                     Notice of Dissolution of Group:
                                    Not Applicable

ITEM 10                    Certification:
                                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                              Page 5 of 5 pages

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   JANUARY 31, 1997
                                  ---------------------------------------------
                                                        Date

                                  HEICO SAVINGS AND INVESTMENT PLAN
                                  AND TRUST

                                  By:      HEICO CORPORATION, PLAN
                                           ADMINISTRATOR

                                           By:      /S/ THOMAS S. IRWIN
                                                    ---------------------------
                                                    Thomas S. Irwin, Executive
                                                    Vice President and Chief
                                                    Financial Officer